MECHEL REPORTS THE 1Q 2011 FINANCIAL RESULTS

Revenue amounted to $2.9 billion
Consolidated adjusted EBITDA amounted to $567 million
Net income attributable to shareholders of Mechel OAO amounted to $309 million

Moscow, Russia – June 29, 2011 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the 1Q 2011.

Yevgeny Mikhel, Mechel’s Chief Executive Officer, commented on the 1Q 2011 results: “Q1 2011 was not easy for the Company, with both positive and negative moments. Nevertheless, we have demonstrated stable operational and financial performance, kept implementing investment projects at the same high rate, and continued to optimize the debt portfolio. Having consolidated the results achieved last year, we established a secure basis for using favorable market price conditions in Q2 and Q3 at our key markets to maximum efficiency and for further active development.”

Consolidated Results For The 1Q 2011

US$ thousand	1Q 2011	1Q 2010	Change Q-on-Q
Revenue from external customers	2,934,491	1,900,415	54.4%

Intersegment sales (1)	545,338	342,274	59.3%

Operating income	448,354	147,624	203.7%

Operating margin	15.28%	7.77%	-

Net income attributable to shareholders of Mechel OAO	309,116	82,580	274.3%

Adjusted EBITDA (2) (3)	566,852	254,029	123.1%

Adjusted EBITDA, margin (2)	19.32%	13.37%	-

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moscow Coke and Gas Plant and Mechel-Coke to the mining segment. In prior periods, they were included in the Steel segment. The comparative data for the 1Q 2010, ended March 31, 2010, was restated accordingly to account for the coke producing facilities in the mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

The net revenue in 1Q 2011 increased by 54.4% and amounted to $2.9 billion compared to $1.9 billion in 1Q 2010. The operating income rose by 203.7% and amounted to $448.4 million or 15.28% of the net revenue, compared to the operating income of $147.6 million or 7.77% of the net revenue in 1Q 2010.

In 1Q 2011, Mechel’s consolidated net income attributable to shareholders of Mechel OAO increased by 274.3% to $309.1 million compared to the consolidated net income attributable to shareholders of Mechel OAO of $82.6 million in 1Q 2010.

The consolidated adjusted EBITDA in 1Q 2011 increased by 123.1% to $ 566.9 million, compared to $254.0 million in 1Q 2010. Depreciation, depletion and amortization in 1Q 2011 for the Company were $140.2 million, an increase of 16.2% compared to $120.6 million in 1Q 2010.
Mining Segment Results For The 1Q 2011

			Change
US$ thousand	1Q 2011	1Q 2010 (1)	Q-on-Q

Revenue from external customers	828,124	526,759	57.2%

Intersegment sales	260,260	153,114	70.0%

Operating income	292,056	100,371	191.0%

Net income attributable to shareholders of Mechel OAO	290,675	91,576	217.4%

Adjusted EBITDA(2) (3)	361,193	172,185	109.8%

Adjusted EBITDA, margin (4)	33.19%	25.33%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moscow Coke and Gas Plant and Mechel-Coke to the mining segment. In prior periods, they were included in the Steel segment. The comparative data for the 1Q 2010, ended March 31, 2010, was restated accordingly to account for the coke producing facilities in the mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output For The 1Q 2011

Product	1Q 2011, thousand tonnes	1Q 2011 vs. 1Q 2010
Coking coal concentrate	3,091	31%

Various types of coal for steel production (1)	496.9	37%

Steam types of coal (2)	2,193.5	-1%

Iron ore concentrate	916.7	0%

Coke (3)	931.8	-2.4%

(1)	Data includes output volumes of various types of anthracite and PCI.

(2)	Some of the steam coal mined is counted as PCI and is included into the “Various types of coal for steel production” line.

(3)	Starting from the second quarter of 2010 we include coke production data in the mining segment operational results because coke production facilities were transferred from the steel segment to the mining segment.

Mining segment’s revenue from external customers in 1Q 2011 totaled $828.1 million, or 28.2% of the consolidated net revenue, an increase of 57.2% over net segment’s revenue from external customers of $526.8 million, or 27.7% of the consolidated net revenue in 1Q 2010.

The operating income in the mining segment in 1Q 2011 increased by 191.0% to $292.1 million, or 26.83% of total segment’s revenue, compared to the operating income of $100.4 million, or 14.76% of total segment revenue for the 1Q 2010. The adjusted EBITDA in the mining segment in 1Q 2011 went up by 109.8% and amounted to $361.2 million compared to segment’s adjusted EBITDA of $172.2 million in 1Q 2010. The adjusted EBITDA margin for the mining segment in 1Q 2011 was 33.19% compared to 25.33% in 1Q 2010. Depreciation, depletion and amortization in the mining segment amounted to $83.0 million which is 19.9% higher than $69.2 million in 1Q 2010.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented on the mining segment operating results: “In Q1 2011, the mining segment has done well. In spite of the temporary halt of Neryunrginskaya washing plant and accordingly the decrease in end product output at Yakutugol, the Group’s mining segment managed to avoid a significant decrease in the Q1 2011 operational results by taking a set of prompt measures, and to minimize the halt’s impact on the segment’s financial performance as well. By mid-February, we had already re-launched two of the washing plant’s three sections, gradually increasing its load. We also used the plant’s halt for making all of the overhaul repairs that had been scheduled for 2011. In May, the washing plant’s third section was re-launched in limited operation. The washing plant is currently working at full load.

Lately, demand from traditional importers of coal – China, South Korea and Japan — remained at a fairly high level. All this allows us to expect that the mining segment will show good financial results in 2011”.

Steel Segment Results For The 1Q 2011

			Change
US$ thousand	1Q 2011	1Q 2010 (1)	Q-on-Q

Revenue from external customers	1,757,122	1,093,295	60.7%

Intersegment sales	88,951	51,768	71.8%

Operating income	125,592	23,549	433.3%

Net income attributable to shareholders of Mechel OAO	15,181	30,660	-50.5%

Adjusted EBITDA (2) (3)	149,803	41,736	258.9%

Adjusted EBITDA, margin (4)	8.11%	3.64%	-

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moscow Coke and Gas Plant and Mechel-Coke to the mining segment. In prior periods, they were included in the steel segment. The comparative data for the 1Q 2010, ended March 31, 2010, was restated accordingly to account for the coke producing facilities in the mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output For The 1Q 2011

Product	1Q 2011, thousand tonnes	1Q 2011 vs. 1Q 2010
Pig iron	1,012.9	-3.7%

Steel	1,588.0	11%

Rolled products	1,590.9	10%

Flat products	132.1	29%

Long products	913.4	9%

Billets	545.4	9%

Hardware	245.9	36%

Forgings	19.6	24%

Stampings	26.6	38%

Mechel’s steel segment’s revenue from external customers in 1Q 2011 amounted to $1.8 billion, or 59.9% of the consolidated net revenue, an increase of 60.7% over the net segment’s revenue from external customers of $1.1 billion, or 57.5% of consolidated net revenue, in the 1Q 2010.

In 1Q 2011, the steel segment’s operating income increased by 433.3% and totaled $125.6 million, or 6.80% of total segment’s revenue, versus the operating income of $23.5 million, or 2.06% of total segment’s revenue, in 1Q 2010. The adjusted EBITDA in the steel segment in 1Q 2011 increased by 258.9% and amounted to $149.8 million, compared to the adjusted EBITDA of $41.7 million in 1Q 2010. The adjusted EBITDA margin of the steel segment was 8.11% for the 1Q 2011, versus the adjusted EBITDA margin of 3.64% in 1Q 2010. Depreciation and amortization in steel segment rose by 0.6% from $28.9 million in 1Q 2010 to $29.1 million in 1Q 2011.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “The steel division’s operations in Q1 2011 can be characterized as stable. We maintain a high level of workload for our facilities while continuing to increase production for several products, as well as develop new high value-added products. At the same time, the volume of steel products sales is increasing at priority rates due to the expansion of our Mechel Service Global sales network.

As part of our strategy aimed at increasing the share of high value-added products and a more effective cost control, the segment continues with implementing an extensive investment program. In June, a modernized steelmaking complex was launched at Otelu Rosu plant in Romania, which includes a new electric arc furnace with the COSS system, an upgraded continuous billets caster, and a modern scrap metal preparation section. The rolling mill #250 at Izhstal is being prepared for commissioning, and construction of the universal rolling mill at Chelyabinsk Metallurgical Plant continues.

In Q1 2011, we saw a certain decrease in demand for the steel segment’s products due to instability in North Africa. Despite that, the segment‘s revenue and adjusted EBITDA grew by more than 10%.”

Ferroalloys Segment Results For The1Q 2011

			Change
US$ thousand	1Q 2011	1Q 2010	Q-on-Q
Revenue from external customers	124,134	94,954	30.7%

Intersegment sales	52,665	25,006	110.6%

Operating income / (loss)	11,859	(6,710)	276.7%

Net loss attributable to shareholders of Mechel OAO	(2,247)	(59,332)	96.2%

Adjusted EBITDA (1) (2)	35,106	9,054	287.7%

Adjusted EBITDA, margin (3)	19.86%	7.55%	—

(1)	See Attachment A.

(2)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output For The 1Q 2011

Product	1Q 2011, thousand tonnes	1Q 2011 vs. 1Q 2010
Nickel	4.3	8%

Ferrosilicon (65% and 75%)	22.8	1%

Ferrochrome (65%)	23.5	0%

Chromite ore concentrate	61.4	-27%

Ferroalloys segment’s revenue from external customers in the 1Q 2011 amounted to $124.1 million, or 4.2% of the consolidated net revenue, an increase of 30.7% compared with the segment’s revenue from external customers of $95.0 million or 5.0% of the consolidated net revenue, in 1Q 2010.

In 1Q 2011, the operating income in the ferroalloys segment increased by 276.7% and totaled $11.9 million, or 6.71% of total segment’s revenue, versus operating loss of $6.7 million, or -5.59% of total segment’s revenue, in 1Q 2010. The adjusted EBITDA in the ferroalloys segment in 1Q 2011 increased by 287.7% and amounted $35.1 million, compared to segment’s adjusted EBITDA of $9.1 million in 1Q 2010. The adjusted EBITDA margin of the ferroalloys segment comprised 19.86% in 1Q 2011 compared to the adjusted EBITDA margin of 7.55% in 1Q 2010. Ferroalloys segment’s depreciation, depletion and amortization in 1Q 2011 were $22.4 million, an increase of 24.0% over $18.1 million in 1Q 2010.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, noted: “The ferroalloys segment’s Q1 2011 results demonstrated a stable operational and financial performance. Nickel and ferrosilicon production remained at the level of Q4 2010. At the same time we managed to increase ferrochrome production in Q1 2011 by 20% as compared to Q4 2010.

In spite of the cash cost increase’s negative impact on the segment’s financial results due to increased electricity and coke prices, favorable price conditions and growing volumes of production and sales ferrochrome enabled the segment to maintain its revenue and adjusted EBITDA at the level close to 4Q 2010 results.”

Power Segment Results for The 1Q 2011

			Change
US$ thousand	1Q 2011	1Q 2010	Q-on-Q
Revenue from external customers	225,110	185,409	21.4%

Intersegment sales	143,462	112,386	27.6%

Operating income	33,535	20,988	59.8%

Net income attributable to shareholders of Mechel OAO	20,194	10,251	97.0%

Adjusted EBITDA (1) (2)	35,437	21,628	63.8%

Adjusted EBITDA, margin(3)	9.61%	7.26%	—

(1)	See Attachment A.

(2)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output For The 1Q 2011

Product	Units	1Q 2011	1Q 2011 vs. 1Q 2010
Electric power generation	ths. kWh	1,150,910	13.4%

Heat power generation	Gcal	2,704,361	5%

Mechel’s power segment’s revenue from external customers in 1Q 2011 comprised $225.1 million, or 7.7% of consolidated net revenue, an increase of 21.4% compared with the segment’s revenue from external customers of $185.4 million or 9.8% of consolidated net revenue in 1Q 2010.

The operating income in the power segment in 1Q 2011 amounted to $33.5 million, or 9.10% of the total segment’s revenue in the same period, an increase of 59.8% compared to the operating income of $21.0 million, or 7.05% of the total segment’s revenue, in 1Q 2010. The adjusted EBITDA in the power segment in 1Q 2011 went up by 63.8% totaling $35.4 million, compared to the adjusted EBITDA of $21.6 million in 1Q 2010. The adjusted EBITDA margin for the power segment amounted to 9.61% compared to 7.26% in 1Q 2010. Depreciation and amortization in power segment in 1Q 2011 increased by 28.70% comparing with the 1Q 2010 from $4.43 million to $5.70 million.

Sergey Zorin, Chief Executive Officer of Mechel Energo, noted: “In Q1 2011 the power segment noticeably improved its financial performance as compared to the previous quarter. Revenue increased more than by 25%, adjusted EBITDA – by 65%, while net income more than doubled. This growth is largely due to the increase in average electricity tariffs and consolidation in the Company’s performance the results of Toplofikatsia Rousse, as Mechel increased its stake in the power station’s charter capital up to 100%.

Expansion of the power segment’s operation as well as implementing measures aimed at optimizing costs, allow us to expect that the positive dynamics of segment’s performance will be maintained.”

Recent Highlights

•	In April 2011, Mechel announced the pricing of a public offering by certain selling shareholders of preferred shares of Mechel OAO. The Selling Shareholders have agreed to sell 32,000,000 preferred shares. The price has been set at US$16.50 per preferred share.

•	In May 2011, Mechel’s Board of Directors recommended to the Annual General Shareholders’ Meeting annual dividend of 8.73 rubles per one ordinary share (approximately $0.32 per ADR) for the 2010 fiscal year. Also Mechel’s Board recommended annual dividend of 26.21 rubles per one preferred share (about $0.95 per one preferred share and $0.47 per one preferred American Depositary Share).

•	In May 2011, Mechel announced the launch of an modernized steelmaking complex at its Romanian-based subsidiary Ductil Steel Otelu Rosu. The reconstruction’s key aggregate is the electric arc furnace with the COSS system developed by the German-based company Fuchs Technology. The COSS-equipped furnace has the production capacity of some 810,000 tonnes of steel a year. Investment in the plant’s modernization program amounted to 48.7 million dollars.

•	In June 2011, Mechel announced successful closure of the books for the placements of its commercial papers of its interest-bearing commercial papers of the 17 and 18 series. The papers’ maturity is 10 years, with the put option in five years. The number of the commercial papers made 10,000,000 pieces (100% of the issue volume), the nominal value of the papers is 1,000 rubles each and the total nominal value of the placed bonds is 10,000,000,000 rubles (nearly 360 million US dollars). The coupon rate of the commercial papers of the 17 and 18 series for the period until the put option date is 8.40% per year which corresponds to a sum of 41.88 rubles. VTB Capital ZAO, Sberbank OAO and Coalmetbank OAO acted as managers of the placement. Commercial papers of 17 and 18 series are included in MICEX’s quotation list A1.

•	In June 2011, Mechel announced successful closure of the books for the placement of its interest-bearing commercial papers of the 19 series. The papers’ maturity is 10 years, with the put option in five years. The number of the commercial papers made 5,000,000 pieces (100% of the issue volume), the nominal value of the papers is 1,000 rubles each and the total nominal value of the placed bonds is 5,000,000,000 rubles (nearly 180 million US dollars). Due to the fact that the demand for Mechel OAO’s commercial papers of the 17 and 18 series, for which the books were closed on June 7, 2011, topped 22 billion rubles, the papers of the 19 series were offered to the investors on the same conditions. So the coupon rate of the commercial papers of the 19 series for the period until the put option date is 8.40% per year which corresponds to a sum of 41.88 rubles (approximately 1.51 US dollars). VTB Capital ZAO, Sberbank OAO and Coalmetbank OAO acted as managers of the placement. Commercial papers of 19 series are included in MICEX’s quotation list A1.

•	In June 2011, Mechel 2011 reported an accident at the roasting workshop’s electric furnace #2 in Southern Urals Nickel Plant, which is part of Mechel Group. On June 12, 2011, a flash at the workshop’s electric furnace #2 destroyed the furnace’s roof. The Federal Ecological, Technological and Atomic Monitoring Agency (Rostekhnadzor)’s Urals department set up a commission to find the cause of the incident. Due to the furnace #2’s outage, the plant launched its reserve furnace #3. Repairs at the furnace #2 will take about 10 days to complete and are estimated to cost approximately 700,000 rubles (about 25,000 US dollars). The accident will not impact the plant’s plans for production in June and for this year as a whole.

•	In June 2011, Mechel reported the temporary halt of the Sibirginskaya mine owned by Southern Kuzbass Coal Company OAO, which is part of Mechel Mining OAO. At the Sibirginskaya mine, a heightened level of fire gases was detected in the mined-out area of the long wall 3-1-9, which indicates self-heating of coal. Due to that, mining works at the site were halted and all miners returned to the surface. Mining at the Sibirginskaya mine is currently halted, with the mine’s experts working on the way to liquidate the source of self-heating. The date when mining is resumed will be determined once the project of liquidating the source of self-heating is complete.

•	In June 2011, Mechel reported winning the auction for the subsoil license for Pionerskoye iron ore deposit. The auction was held by Russia’s Federal Subsoil Use Agency (Rosnedra), with the results announced on June 20, 2011. Yakutugol OAO won the subsoil license. The subsoil license cost 330 million rubles (approximately 11.7 million US dollars) and was granted for the term of 20 years. Pionerskoye deposit is located in the Republic of Sakha (Yakutia)’s Neryungri Region some 127 kilometers from the city of Neryungri and is part of the Southern Aldan iron ore area. Pionerskoye’s estimated reserves as of January 1, 2010 were 137 million tonnes of iron ore with high iron content, which will enable the company to produce iron ore concentrate at the early stages of development without the need to use complex beneficiation technologies. Prospective additional reserves are estimated at 750 million tonnes of ore.

•	In June 2011, Mechel reported the results of a meeting between the management of Mechel and Posco, which include signing of the Framework Project Agreement and the Agreement for Construction of a Permanent Shift Worker Settlement for Elga Coal Complex. The Framework Project Agreement is a follow-on to the Agreement of Intent, which was signed on November 10, 2010 during the official visit of the President of the Russian Federation Dmitry Medvedev to the Republic of Korea. The Framework Project Agreement declares that the two sides agreed to strengthen and expand their cooperation to include analysis and implementation of joint projects in the steel industry, mining and logistics by setting up work groups and holding mutual consultations and meetings. The Agreement on Construction of a Permanent Worker Settlement for Elga Coal Complex was signed by Mechel Mining Management Company OOO and the Posco group’s construction division, Posco A&C. The agreement stipulates creation of the company named Posco Russia to implement the project. The permanent shift worker settlement will provide space for 3,000 residents and include a public center and five residential areas. It is due to be completed in June 2013.

Yevgeny Mikhel concluded: “I believe that the Company worked well in Q1 2011. We maintained the production levels achieved last year, promptly eradicated the consequences of the washing plant’s halt at Yakutugol, increased sales of steel products, and, as a result, demonstrated good financial results. Our consistent efforts to modernize production facilities, increase production due to implementation of new promising projects, and scheduled commissioning of Elga coal deposit allow us to expect further improvement for of the Company’s performance.”

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the 1Q 2011 amounted to $335.2 million, of which $179.3 million was invested in the mining segment, $141.1 million was invested in the steel segment, $7.5 million was invested in the ferroalloy segment and $7.3 million was invested in the power segment.

As of March 31, 2011 total debt was at $8.2 billion. Cash and cash equivalents amounted to $212.9 million and net debt amounted to $7.9 billion (net debt is defined as total debt outstanding less cash and cash equivalents) at end of 1Q 2011.

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1Q 2011 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain/(loss), Gain/(loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Amount attributable to non-controlling interests and Income taxes. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	1Q 2011	1Q 2010
Net income	309,116	82,580

Add:	140,209	120,621
Depreciation, depletion and amortization	(152,969)	(109,407)
Forex gain	421	390
Loss from remeasurement of contingent liabilities at	140,320	125,712
fair value	(4,306)	(4,733)
Interest expense	(6,671)	(4,338)
Interest income	29,432	732
Net result on the disposal of non-current assets	111,299	42,472
Amount attributable to non-controlling interests Income taxes

Consolidated adjusted EBITDA	566,852	254,029

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	1Q 2011	1Q 2010
Revenue, net	2,934,491	1,900,415

Adjusted EBITDA	566,852	254,029

Adjusted EBITDA, margin	19.32%	13.37%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	March 31, 2011	December 31, 2010
	(unaudited)
ASSETS
Cash and cash equivalents	$212,917	$340,800
Accounts receivable, net of allowance for doubtful accounts of $61,361 as of March 31, 2011 and $52,785 as of December 31, 2010	743,837	529,107
Due from related parties	867,042	682,342
Inventories	2,346,975	1,866,626
Deferred income taxes	28,509	34,480
Prepayments and other current assets	867,189	737,651

Total current assets	5,066,469	4,191,006
Long-term investments in related parties	8,925	8,764
Other long-term investments	14,742	14,624
Property, plant and equipment, net	6,082,697	5,413,086
Mineral licenses, net	5,056,313	4,971,728
Other non-current assets	194,484	178,471
Deferred income taxes	30,985	9,564
Goodwill	1,055,249	988,785

Total assets	$17,509,864	$15,776,028

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$2,410,507	$2,077,809
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	706,647	647,033
Advances received	218,230	243,069
Accrued expenses and other current liabilities	333,904	264,746
Taxes and social charges payable	305,870	244,782
Unrecognized income tax benefits	1,898	4,266
Due to related parties	154,493	96,694
Asset retirement obligation, current portion	7,347	7,004
Deferred income taxes	26,461	28,276
Pension obligations, current portion	37,012	34,596
Dividends payable	1,732	1,639
Finance lease liabilities, current portion	63,087	49,665

Total current liabilities	4,267,188	3,699,579
Long-term debt, net of current portion	5,741,040	5,240,620
Asset retirement obligations, net of current portion	53,730	49,216
Pension obligations, net of current portion	163,564	153,472
Deferred income taxes	1,588,210	1,516,422
Finance lease liabilities, net of current portion	191,130	130,367
Other long-term liabilities	38,390	35,341
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of March 31, 2011 and December 31, 2010)	133,507	133,507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of March 31, 2011 and December 31, 2010)	25,314	25,314
Additional paid-in capital	856,873	862,126
Accumulated other comprehensive loss	(49,672)	(200,983)
Retained earnings	4,131,977	3,822,861

Equity attributable to shareholders of Mechel OAO	5,097,999	4,642,825
Non-controlling interests	368,613	308,186

Total equity	5,466,612	4,951,011

Total liabilities and equity	$17,509,864	$15,776,028

Consolidated Statements of Income and Comprehensive
Income (Loss)
(in thousands of U.S. dollars)	For 3 months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $276,079 and $69,008 during 3 months 2011 and 2010, respectively)	$2,934,491	$1,900,415
Cost of goods sold (including related party amounts of $451,125 and $128,628 during 3 months 2011 and 2010, respectively)	(1,913,111)	(1,255,534)

	1,021,380	644,881
Selling, distribution and operating expenses:
Selling and distribution expenses	(393,471)	(348,665)
Taxes other than income tax	(38,019)	(29,413)
Accretion expense	(1,691)	(1,664)
Loss on write-off of property, plant and equipment	(5,474)	(482)
Allowance for doubtful accounts	(1,239)	(5,803)
General, administrative and other operating expenses	(133,132)	(111,230)

Total selling, distribution and operating expenses	(573,026)	(497,257)

Operating income	448,354	147,624
Other income and (expense):
Loss from equity investments	(122)	(471)
Interest income	4,306	4,733
Interest expense	(140,320)	(125,712)
Foreign exchange gain	152,968	109,407
Other expenses, net	(15,339)	(9,797)

Total other income and (expense), net	1,493	(21,840)

Income from continuing operations, before income tax	449,847	125,784
Income tax expense	(111,299)	(42,472)

Net income	338,548	83,312

Less: Net income attributable to non-controlling interests	(29,432)	(732)

Net income attributable to shareholders of Mechel OAO	$309,116	$82,580
Less: Dividends on preferred shares	—	—
Net income attributable to common shareholders of Mechel OAO	309,116	82,580

Net income	338,548	83,312
Currency translation adjustment	176,023	10,111
Change in pension benefit obligation	2,393	—
Adjustment of available-for-sale securities	(1,363)	4,444

Comprehensive income	515,601	97,867

Comprehensive income attributable to non-controlling interests	(55,174)	(6,806)
Comprehensive income attributable to shareholders of Mechel OAO	460,427	91,061

Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	3 months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO	309,116	82,580
Net income attributable to non-controlling interests	29,432	732

Net income	$338,548	$83,312
Adjustments to reconcile net income to net cash used by operating activities:

Depreciation	92,797	90,885
Depletion and amortization	47,412	29,736
Foreign exchange gain	(152,968)	(109,407)
Deferred income taxes	16,657	16,100
Allowance for doubtful accounts	1,811	5,803
Change in inventory reserves	(10,521)	(18,032)
Accretion expense	1,691	1,664
Loss on write-off of property, plant and equipment	5,474	482
Change in undistributed earnings of equity investments	122	471
Non-cash interest on long-term tax and pension liabilities	2,810	3,937
Gain on sale of property, plant and equipment	(10,476)	(2,553)
(Gain) loss on sale of investments	(28)	48
Gain on discharged asset retirement obligations	(664)	—
Gain on accounts payable with expired legal term	(78)	(698)
Amortization of loan origination fee	12,161	18,865
Loss (gain) resulting from remeasurement of contingent obligation	421	(390)
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	2,870	2,625
Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	(193,856)	(188,651)
Inventories	(397,439)	(43,682)
Trade payable to vendors of goods and services	27,623	17,092
Advances received	(34,359)	2,813
Accrued taxes and other liabilities	84,025	81,288
Settlements with related parties	(114,221)	(18,444)
Deferred revenue and cost of inventory in transit, net	89	1,198
Other current assets	(59,356)	(70,446)
Advanced payments to non-state pension funds	(5,107)	—
Unrecognized income tax benefits	(2,467)	(644)
Net cash used in by operating activities	(347,029)	(96,628)

Cash Flows from Investing Activities
Acquisition of SC Donau Commodities SRL, less cash acquired	—	(407)
Acquisition of the WNL Staal B.V., less cash acquired	—	(2,448)
Short-term loans issued and other investments	(249,059)	(65,270)
Proceeds from short-term loans issued	208,435	54,921
Proceeds from disposals of property, plant and equipment	10,590	441
Purchases of mineral licenses	(3,998)	—
Purchases of property, plant and equipment	(331,194)	(193,793)
Net cash used in investing activities	(365,226)	(206,556)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	706,643	559,417
Repayment of short-term borrowings	(879,436)	(573,225)
Proceeds from long-term debt	712,869	302,532
Repayment of long-term debt	(2,990)	(32,213)
Acquisition of non-controlling interests in subsidiaries	—	(17,352)
Repayment of obligations under finance lease	(17,040)	(13,073)
Net cash provided by financing activities	520,046	226,086

Effect of exchange rate changes on cash and cash equivalents	64,326	(2,024)
Net decrease in cash and cash equivalents	(127,883)	(79,122)

Cash and cash equivalents at beginning of period	340,800	414,696
Cash and cash equivalents at end of period	$212,917	$335,574